As filed with the Securities and Exchange Commission on September 1, 2009

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

FORM   S-8

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

STANDEX INTERNATIONAL CORPORATION
(Exact name of issuer as specified in its Certificate of Incorporation)

Delaware   **31-0596149**
(State of Incorporation)   (I.R.S. Employer Identification No.)

6 MANOR PARKWAY, SALEM, NEW HAMPSHIRE   **03079**
(Address of principal executive offices)   (Zip Code)

STANDEX INTERNATIONAL CORPORATION
2008 LONG TERM INCENTIVE PLAN
(Full Title of Plan)

Deborah A. Rosen
c/o Standex International Corporation
6 Manor Parkway
Salem, New Hampshire   03079
(Name and Address of agent for service)
603-893-9701
(Telephone Number, including area code, of agent for service)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __   Accelerated filer <u>X</u>   Non-accelerated filer __   Smaller Reporting Company __

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock par value $1.50 per share	750,000	$17.96	$13,470,000	$752

NOTES: 1. In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, (the "Securities Act") this registration statement also registers such additional shares of Common Stock as become available under the foregoing plan in connection with changes in the number of shares of Common Stock because of such events as recapitalizations, stock dividends, stock splits and reverse stock splits, and any other securities with respect to which the outstanding shares are converted or exchanged.

2. Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) under the Securities Act upon the basis of the average of the high and low sale price of the Company's Common Stock, par value $1.50 per share (the "Common Stock") as reported on the New York Stock Exchange on August 27, 2009.

PART I.

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1. PLAN INFORMATION. *

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *

*   Information required by Part 1 to be contained in the Section 10(a) prospectus is omitted from this registration in accordance with the Note for Part 1 of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed with the Commission are incorporated in this Registration Statement by reference:

(1)   The Company's Annual Report on Form 10-K for the year ended June 30, 2009.

(2)   All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above.

(3)   The description of the Common Stock contained in the Registration of Securities on Form 8-B dated June 12, 1975, including any amendment or report filed for the purpose of updating such description.

All documents filed by the Company pursuant to Section 13(a), 13(c) 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold shall be deemed to be incorporated in this Registration Statement by reference and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be decreed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

Legal Opinion.

The legality of the shares of the Common Stock reserved for issuance under the 2008 Long Term Incentive Plan will be passed upon for the Company by Deborah A. Rosen, Vice President/Chief Legal Officer of the Company. At August 31, 2009, Ms. Rosen owned 13,278 shares of Common Stock. In addition, Ms. Rosen holds 14,711 shares of the Company's Common Stock in the form of unvested restricted stock.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under the Seventh Article of the Restated Certificate of Incorporation of the Company, each person who is or was a director or officer of the Company will be indemnified by the Company to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware as the same may be amended and supplemented from time to time. Section 145(a) of the General Corporation Law of Delaware permits a corporation to indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any action, suit or proceeding arising out of his or her status as director, officer, employee or agent if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145(b) provides that a corporation shall have the power to indemnify any director, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation unless and to the extent a court of competent jurisdiction determines that such person is entitled to indemnity for such expenses. To the extent that a present or former director or officer has been successful in defense of any action or claim, Section 145(c) provides that he or she shall be indemnified against expenses incurred by him or her in connection therewith. Under Section 145(g), a corporation also has the power to purchase and maintain insurance on behalf of any director, officer, employee or agent against any liability arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability.

Under the Company's By-laws, the Company agrees to indemnity, its directors and officers to the fullest extent permitted by applicable law for all damages, liabilities and losses (including attorneys fees and other expenses) suffered by such directors or officers as a result of their being made a party, or being threatened to be made a party, or being involved in any legal action, suit or proceeding by reason of their status as a director or officer of the Company. The By-laws provide that such indemnification shall extend to such persons after they have served as directors or officers, and shall permit the advancement of expenses pending final disposition of any action, suit or proceeding, provided that the person to whom such expenses are advanced undertakes to repay them should it be determined that he or she is not entitled to indemnification. Reference is made to Article VI of the Company's By-Laws.

The Company has also entered into indemnification agreements with its officers and directors which in general provide that the Company will indemnify its officers and directors to the fullest extent permitted under applicable law, and which make mandatory the permissive indemnification contained in Section 145 of the Delaware General Corporation Law. The agreements further set forth the specific procedure to be used in invoking the indemnification commitments and covenants contained in Section 145, and in the By-laws and the indemnification agreements.

The Company also maintains, on behalf of its directors and officers, insurance covering its indemnification obligations with respect to those liabilities for which such insurance is permitted (or not prohibited) under applicable law, and protecting against certain liabilities arising out of the discharge of their duties.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8.   EXHIBITS.

The following exhibits are filed (except where incorporated by reference or otherwise indicated) as part of this Registration Statement.

4.1   Standex International Corporation 2008 Long Term Incentive Plan, incorporated by reference from the exhibits to the Company's Report on Form 8-K filed on October 30, 2008.

4.2   Restated Certificate of Incorporation of Standex, dated July 29, 1998 and incorporated by the Quarterly Report of Standex on Form 10-Q for the fiscal quarter ended December 31, 1998.

4.3   By-Laws of Standex, as amended and restated on October 28, 2008, are incorporated by reference to the exhibits to the Report on Form 8-K filed on October 30, 2008.

5.   Opinion of Deborah A. Rosen as to the legality of the Common Stock.

23.1   Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2   The Consent of Counsel is included in her opinion filed as Exhibit 5 hereto.

24.   Powers of Attorney from Charles H. Cannon, Jr., Thomas E. Chorman, William R. Fenoglio, Gerald H. Fickenscher, Daniel B. Hogan, H. Nicholas Muller, III, Deborah A. Rosen and Edward J. Trainor.

ITEM 9.   UNDERTAKINGS

(A)   The Company hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b), in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that Paragraphs (A)(1)(i) and (A)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report

pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Salem, County of Rockingham and the State of New Hampshire, on the 1st day of September, 2009.

STANDEX INTERNATIONAL CORPORATION

/s/ Roger L. Fix

By: _____

Roger L. Fix, President/CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Date	Signature	Title
September 1, 2009	*/s/ Roger L. Fix* _____ Roger L. Fix	President/CEO Principal Executive Officer
September 1, 2009	*/s/ Thomas D. DeByle* _____ Thomas D. DeByle	Vice President/CFO Principal Financial and Accounting Officer

Roger L. Fix has signed below on September 1, 2009 (as attorney-in-fact for the following

Directors of the Registrant:

Charles H. Cannon, Jr.	Daniel B. Hogan
Thomas E. Chorman	H. Nicholas Muller, III
William R. Fenoglio	Deborah A. Rosen
Gerald H. Fickenscher	Edward J. Trainor

/s/ Roger L. Fix

_____

Roger L. Fix

EXHIBIT INDEX